UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Notice of Exempt Solicitation
1.	Name of the Registrant:

Lear Corporation

2.	Name of person relying on exemption:

Pzena Investment Management, LLC

3.	Address of person relying on exemption:

120 West 45th Street, 20th Floor, New York, NY 10036

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

June 28, 2007
Pzena Investment Management, LLC
120 West 45th Street, 20th Floor, New York, NY 10036
To: Lear Shareholders
Re: Icahn Bid for Lear Corp Should Be Rejected
Since Lear announced its intentions to sell the firm in a leveraged buyout with management participation, Pzena Investment Management has repeatedly said that the $36 bid from Carl Icahn is inadequate and should be rejected by shareholders. Lear has claimed that the lack of a competing offer, and the riskiness of their business make Icahn’s offer attractive for shareholders. We believe that $36 is not a fair price for the company and the following points highlight our rationale:
1).  Lear’s core business of automotive seating is fundamentally sound and has good long term prospects.  While Lear’s earnings came under pressure in recent years, there are signs that the business is recovering and delivering strong results. Lear has reported two positive earnings surprises in the last three months.
2).  The Icahn offer of $36 is inadequate and significantly undervalues the company.  We believe that Lear’s core auto business of seating, electrical and electronics is worth over $50. Its share of the interiors joint-venture with Wilbur Ross is worth over $4. Lear’s sizable tax loss carry-forward is worth $4 as well. Hence we estimate that Lear is worth $55-$60.
3).  The flawed process of the deal put Carl Icahn in a highly privileged position and made it unlikely that competing offers would surface.  The ‘poison put’ that Lear inserted into its November 2006 debt offering and large break-up fee payable to Icahn if another bidder was selected made it much more difficult and costly for other potential bidders. Further, management is conflicted given their significantly enhanced economic interest in the company following the deal. Thus, the lack of a competing offer in no way implies that the buyout offer is fair.
4).  There is no compelling reason to sell the company at the present time when business recovery is just under way.  There are challenges and risks involved in executing Lear’s long term business plan, as there are in any business. The strategy of pursuing non-Big-3 customers is working as evidenced by the growing Asian business at Lear. The recent settlement between Delphi and the union is one major step in the direction of lower probability of short term production disruption in North America and longer term restructuring of the Big-3’s North American operations.
5).  Since the Icahn offer in February, the auto suppliers sector has rallied on average by 15%.  Lear’s share price has been capped by the offer while earnings guidance has increased by 7%. Should shareholders reject the deal, we do not think that the near term downside risk to Lear’s current price is significant in light of the current valuation of the sector.
Each of the major institutional proxy advisory services advised shareholders to reject the deal. We encourage all Lear shareholders to do so as well.
Sincerely,
/s/ Richard S. Pzena
____________________________________
Richard S. Pzena
CEO
Pzena Investment Management